EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER
AMONG
THE GEO GROUP, INC.,
GEO ACQUISITION II, INC.
AND
CENTRACORE PROPERTIES TRUST
DATED AS OF SEPTEMBER 19, 2006

(ii)

COMPANY DISCLOSURE SCHEDULES

Section	Title

3.1(a)	Good Standing
3.1(b)	Subsidiaries’ Good Standing
3.1(c)	Compliance With Laws
3.3(a)	Company Equity Award Plans
3.3(c)	Company Options
3.3(d)	Restricted Stock Awards
3.3(e)	Voting or Transfer
3.3(f)	Stock Obligations
3.3(g)	Registration
3.3(h)	Reserved
3.5	Other Interests
3.6	Consents and Approvals; No Violations
3.7	Company SEC Reports
3.8	Litigation
3.9	Absence of Certain Changes
3.10	Taxes
3.11(a)	Properties
3.11(b)	Ground Leases
3.11(d)	Notices
3.11(e)	Properties: No Violations
3.11(f)	Facility Leases
3.11(g)	Option Agreements; Rights of First Refusal
3.11(h)	Management Agreements
3.11(i)	Construction Projects
3.12(a)	Environmental Notices
3.12(b)	Environmental Compliance
3.12(d)	Environmental Reports
3.13(a)	Employee Programs
3.13(h)	No Violation of Employee Programs
3.13(k)	ERISA Plans
3.13(l)	Payment under Employee Programs
3.13(m)	Changes to Employee Programs
3.13(n)	Compliance of Employee Programs
3.14	Labor and Employment Matters
3.18(a)	Material Contracts
3.18(b)	Loan Agreements
3.18(c)	Other Contracts
3.18(d)	Tax Protection Agreements
3.18(e)	Development Agreements
3.18(f)	Option Agreements

(iii)

3.18(g)	Claims
3.19	Insurance
3.20	Absence of Undisclosed Liabilities
3.23	Definition of the Company’s Knowledge
3.25	Employee Payments
5.1(c)	Existing Property Transactions
5.1(l)	Litigation
6.5(b)	Officers’ and Trustees’ Indemnification
6.8(a)	Employee Benefit Arrangements
6.8(c)	Company Obligations
EXHIBITS

Exhibit A	Amended and Restated Certificate of Incorporation
Exhibit B	Alternative Merger Conversion of Stock
Exhibit C	Form of Tax Opinion
Exhibit D	Form of Company Tax Certificate

(iv)

     AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 19, 2006, is made by and among THE GEO GROUP, INC., a Florida corporation (“Parent”), GEO ACQUISITION II, INC., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“MergerCo”), and CENTRACORE PROPERTIES TRUST, a Maryland real estate investment trust (the “Company”).
     WHEREAS, the parties wish to effect a business combination through a merger of the Company with and into MergerCo (the “Merger”) on the terms and conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Corporations and Associations Article of the Annotated Code of Maryland (the “MGCL”);
     WHEREAS, the Board of Trustees of the Company (the “Company Board”) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable;
     WHEREAS, the Board of Directors of Parent and the Board of Directors of MergerCo have approved this Agreement, the Merger and the other transactions contemplated by this Agreement and determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, and Parent has approved this Agreement and the Merger as the sole stockholder of MergerCo;
     WHEREAS, the parties intend that for federal, and applicable state, income tax purposes the Merger will be treated as a taxable sale by the Company of all of the company’s assets to MergerCo in exchange for the Merger Consideration (as defined herein) to be provided to the stockholders of the Company and the assumption of all of the Company’s liabilities, followed by a distribution of such Merger Consideration to the stockholders of the Company in liquidation pursuant to Section 331 and Section 562 of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of liquidation” of the Company for federal income tax purposes; and
     WHEREAS, Parent, MergerCo and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to the Merger.
     NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, and intending to be legally bound, Parent, MergerCo and the Company hereby agree as follows:
ARTICLE I
The Merger
     1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), the Company and MergerCo shall consummate the Merger, pursuant to which (a) the Company shall be merged with and into MergerCo and the separate corporate existence of the Company shall thereupon cease and (b) MergerCo shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall remain a wholly owned subsidiary of Parent. From and after the Effective Time, MergerCo shall succeed to and assume all the rights and obligations of the Company. The Merger shall have the effects specified in Section 259 of the DGCL and Section 8-501.1 of the MGCL.
     1.2 Certificate of Incorporation and Bylaws.
     (a) The name of the Surviving Corporation shall be “GEO Acquisition II, Inc.”.
     (b) The amended and restated certificate of incorporation of MergerCo, as attached hereto as Exhibit A (the “Amended Charter”), shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by law.
     (c) The bylaws of MergerCo, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided by law, by such certificate of incorporation or by such bylaws.
     1.3 Effective Time. On the Closing Date, MergerCo and the Company shall duly execute and file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “DSOS”) in accordance with the DGCL and articles of merger (the “Articles of Merger”) with the State Department of Assessments and Taxation for the State of Maryland (the “MSDAT”) in accordance with the MGCL. The Merger shall become effective upon the later of the filing date of the Certificate of Merger with the DSOS or the filing date of the Articles of Merger with the MSDAT, or such later time which the parties hereto shall have agreed upon and designated in such filings in accordance with the DGCL and MGCL as the effective time of the Merger but not to exceed ninety (90) days after the respective filing dates of the Certificate of Merger with the DSOS and the Articles of Merger with the MSDAT (the “Effective Time”).
     1.4 Closing. The closing of the Merger (the “Closing”) shall occur as promptly as practicable (but in no event later than the second (2nd) Business Day) after all of the conditions set forth in Article VII (other than conditions that by their terms are required to be satisfied or waived at the Closing) shall have been satisfied or, to the extent permitted by applicable law, waived by the party entitled to the benefit of the same (unless extended by the mutual agreement of the parties hereto), and, subject to the foregoing, shall take place at 10:00 a.m., local time, on such date (the “Closing Date”) at the offices of Goodwin Procter LLP, 599 Lexington Avenue, New York, New York 10022, or at such other place as mutually agreed to by the parties hereto; provided, however, that notwithstanding anything herein to the contrary, the Closing Date shall not occur before January 1, 2007 without the mutual consent of both parties.
     1.5 Directors and Officers of the Surviving Corporation. The directors of MergerCo immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and the officers of MergerCo immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Amended Charter and bylaws of the Surviving Corporation.

ARTICLE II
Merger Consideration; Conversion of Stock
     2.1 Conversion of Company Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:
     (a) Capital Stock of MergerCo. Each share of common stock of MergerCo, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall represent one (1) share of the validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, par value $0.01 per share.
     (b) Cancellation of Parent-Owned and MergerCo-Owned Company Common Stock. Each issued and outstanding share of common stock of the Company, par value $0.001 per share (the “Company Common Stock”) that is owned by Parent, MergerCo or any Subsidiary of Parent or MergerCo immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall automatically be canceled and retired and shall cease to exist, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor.
     (c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall automatically be converted into the right to receive cash in amount equal to (i) $32.00, plus (ii) an amount equal to $0.46 multiplied by the quotient obtained by dividing (x) the number of days between the last day of the last quarter for which full quarterly dividends on the Company Common Stock have been declared and paid and the Closing Date (including the Closing Date), by (y) the total number of days in the quarter in which the Closing Date occurs ((i) and (ii) together, the “Merger Consideration”).
     (d) Cancellation and Retirement of Company Common Stock. As of the Effective Time, all shares of Company Common Stock (other than Excluded Shares) issued and outstanding immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock (a “Certificate”) shall cease to have any rights with respect to such shares, except, in all cases, the right to receive the Merger Consideration, without interest, upon surrender of such Certificate in accordance with Section 2.2. The right of any holder of any share of Company Common Stock to receive the Merger Consideration shall be subject to and reduced by the amount of any withholding that is required under applicable tax law.
     (e) Cancellation of Company Stock Options. At the Effective Time, each outstanding qualified or nonqualified option to purchase shares of Company Common Stock (“Company Stock Options”) under any employee stock option or compensation plan or arrangement of the Company (“Company Equity Award Plans”), whether or not exercisable at the Effective Time and regardless of the exercise price thereof, shall be cancelled, effective as of the Effective Time, in exchange for the right to receive at the Effective Time a single lump sum cash payment, equal to the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, whether or not vested or exercisable, and (y) the excess, if any, of $32.00 over the exercise price per share of such Company Stock Option (the “Option Merger Consideration”); provided that if the exercise price per share of any such Company Option is equal to or greater than $32.00, such Company Stock Option shall be canceled without any cash payment being made in respect thereof.
     (f) Parent and MergerCo acknowledge that all restricted stock awards granted under the Company Equity Award Plans shall vest in full immediately prior to the Effective Time so as to no longer be subject to any forfeiture or vesting requirements and all such shares of Company Common Stock shall be considered outstanding shares for all purposes of this Agreement, including receipt of the Merger Consideration.
     (g) Parent and MergerCo acknowledge that all deferred share awards granted pursuant to the Company’s Deferred Share Long-Term Loyalty Bonus Agreement as set forth in Section 3.3(d) of the Company Disclosure Schedule shall, as of immediately prior to the Effective Time, no longer be subject to any forfeiture or vesting requirements and all deferred shares of Company Common Stock granted in connection therewith shall be considered outstanding shares for all purposes of this Agreement, including receipt of the Merger Consideration.
     2.2 Exchange of Certificates.
     (a) Paying Agent. Prior to the mailing of the Proxy Statement, the Company shall appoint a bank or trust company reasonably satisfactory to Parent to act as Paying Agent (the “Paying Agent”) for the payment of the Merger Consideration and the Option Merger Consideration. At least one (1) Business Day prior to the Closing Date, Parent shall deposit with the Paying Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, and for the benefit of holders of Company Stock Options for payment in accordance with Section 2.1(e), the aggregate Merger Consideration and Option Merger Consideration (such total deposited cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall make payments of the Merger Consideration and the Option Merger Consideration out of the Exchange Fund in accordance with this Agreement, the Articles of Merger and Certificate of Merger. The Exchange Fund shall not be used for any other purpose. Any and all interest earned on the Exchange Fund shall be paid to Parent.
     (b) Stock Transfer Books. At the Effective Time, the common stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of the Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates representing ownership of the Company Common Stock outstanding immediately prior to the Effective Time shall cease to have rights with respect to such Company Common Stock, except as otherwise provided for herein. On or after the Effective Time, any Certificates presented to the Paying Agent or Parent for any reason shall be converted into the applicable Merger

Consideration with respect to the shares of Company Common Stock formerly represented thereby. On and after the Effective Time, a holder of a Company Stock Option shall have only the right to receive the Option Merger Consideration as provided in Section 2.1(e).
     (c) Exchange Procedures. As soon as possible after the Effective Time (but in any event within three (3) Business Days), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate or Certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive Merger Consideration pursuant to Section 2.1: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass to the Paying Agent, only upon delivery of the Certificates to the Paying Agent, and which letter shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration to which the holder thereof is entitled. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents reasonably satisfactory to the Company as may be appointed by Parent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash payable in respect of the shares of Company Common Stock previously represented by such Certificate pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this Section 2.2. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.
     (d) No Further Ownership Rights in Company Common Stock or Company Stock Options Exchanged For Cash. The Merger Consideration paid upon the surrender for exchange of Certificates representing shares of Company Common Stock in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock exchanged for cash theretofore represented by such Certificates. The Option Merger Consideration paid with respect to Company Stock Options in accordance with the terms of this Article II and Section 2.1(e) shall be deemed to have been paid in full satisfaction of all rights pertaining to the canceled Company Stock Options and on and after the Effective Time the holder of a Company Stock Option shall have no further rights to exercise any Company Stock Option.

     (e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for twelve (12) months after the Effective Time shall be delivered to Parent and any holders of shares of Company Common Stock or Company Stock Options prior to the Merger who have not theretofore complied with this Article II shall thereafter look only to Parent and only as general creditors thereof for payment of the Merger Consideration or the Option Merger Consideration, as applicable.
     (f) No Liability. None of Parent, MergerCo, the Surviving Corporation, the Company or the Paying Agent, or any employee, officer, trustee, director, agent or Affiliate thereof, shall be liable to any Person in respect of Merger Consideration or Option Merger Consideration, as applicable, from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
     (g) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund, as directed by the Surviving Corporation, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.
     (h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof, pursuant to this Agreement.
     2.3 Withholding Rights. The Surviving Corporation or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person (including, without limitation, any holder of shares of Company Common Stock, whether or not restricted, Company Stock Options or any grantee of a Company deferred share award) such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Surviving Corporation or the Paying Agent.
     2.4 Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger.
     2.5 Alternative Structure of the Merger. While it is currently contemplated that the Merger shall be effected through the merger of the Company with and into MergerCo, Parent may elect by timely prior written notice to the Company, to cause the Merger to be effected through an alternative transaction structure pursuant to which MergerCo would merge with and into the Company with the Company surviving (the “Alternative Merger”), in which case, at the effective time of the Alternative Merger, (a) the Company would become a wholly-owned subsidiary of Parent, (b) all the property, rights privileges, powers and franchises of the Company and MergerCo shall vest in the Company as the surviving corporation, and all debts, liabilities and duties of the Company and MergerCo shall become the debts, liabilities and duties of the Company as the surviving corporation, and (c) the conversion and cancellation of shares of the capital stock of the Company and Merger Co shall be effected as set forth on Exhibit B. The Company shall have the right, in its sole discretion, to consent to or deny such alternative structure. If Parent makes such election and the Company consents, (i) the parties shall take all actions and make all filings required to consummate the Alternative Merger, including MergerCo and the Company shall duly execute and file a certificate of merger (“Alternative Certificate of Merger”) with the DSOS in accordance with the DGCL and articles of merger (“Alternative Articles of Merger”) with the MSDAT in accordance with the MGCL, (ii) the Alternative Merger shall become effective upon the later of the filing date of the Alternative Certificate of Merger with the DSOS or the filing date of the Alternative Articles of Merger with the MSDAT, or such later time which the parties hereto shall have agreed upon and designated in such filings in accordance with the DGCL and the MGCL as the effective time of the Alternative Merger but not to exceed ninety (90) days after the respective filing dates of the Alternative Certificate of Merger with the DSOS and the Alternative Articles of Merger with the MSDAT (the “Alternative Merger Effective Time”), (iii) “the Merger” shall be deemed to refer to the Alternative Merger, (iv) “Effective Time” shall be deemed to refer to the Alternative Merger Effective Time and (v) “Surviving Corporation” shall be deemed to refer to the Company in its capacity as the surviving entity in the Alternative Merger.
     2.6 Alternative Structure of the Acquisition. While it is currently contemplated that the Merger shall be effected through the merger of the Company with and into MergerCo, Parent may elect, by timely prior written notice to the Company, to cause the Merger to be effected through an alternative transaction structure pursuant to which the Company sells to Parent or MergerCo all of the partnership interests of CPT Operating Partnership L.P. in exchange for an amount of cash equal to the Merger Consideration and the Option Merger Consideration. The Company shall have the right, in its sole discretion, to consent to or deny such alternative structure.
ARTICLE III
Representations and Warranties of the Company
     Except as set forth in the disclosure schedules delivered at or prior to the execution hereof to Parent and MergerCo (the “Company Disclosure Schedule”) the Company represents and warrants to Parent and MergerCo as follows:
     3.1 Existence; Good Standing; Authority; Compliance with Law.
     (a) The Company is a real estate investment trust (a “REIT”) duly formed, validly existing and in good standing under the laws of the State of Maryland. Except as set forth in Section 3.1(a)of the Company Disclosure Schedule, the Company is duly qualified or licensed to do business as a foreign corporation and is in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.
     (b) Each of the Company Subsidiaries listed in Section 3.1(b) of the Company Disclosure Schedule (the “Company Subsidiaries”) is a corporation, limited partnership or limited liability company duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Except as set forth in Section 3.1(b) of the Company Disclosure Schedule, each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. Each Company Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. The Company has no other Subsidiaries other than the Company Subsidiaries.
     (c) Except as set forth in Section 3.1(c) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries is in violation of any Order of any court, governmental authority or arbitration board or tribunal, or has received any written notice that the Company or any of the Company Subsidiaries is in violation of any law, ordinance, governmental rule or regulation to which the Company or any Company Subsidiary or any of their respective properties or assets is subject, where such violation, alone or together with all other violations, would have a Company Material Adverse Effect. The Company and the Company Subsidiaries have obtained all licenses, permits and other authorizations and have taken all actions required by applicable law or governmental regulations in connection with their businesses as now conducted, except where the failure to obtain any such license, permit or authorization or to take any such action, alone or together with all other such failures, would not have a Company Material Adverse Effect.
     (d) The Company has previously provided or made available to Parent true and complete copies of the declaration of trust and bylaws and the other charter documents, articles of incorporation, bylaws, organizational documents and partnership, limited liability company and joint venture agreements (and in each such case, all amendments thereto) of the Company and each of the Company Subsidiaries as in effect on the date of this Agreement.

     3.2 Authorization, Takeover Laws, Validity and Effect of Agreements.
     (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and perform its obligations hereunder. Subject only to the approval of this Agreement by the holders of shares of Company Common Stock, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on behalf of the Company. In connection with the foregoing, the Company Board has taken such actions and votes as are necessary on its part to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other anti-takeover statute or similar federal or state statute inapplicable to this Agreement, the Merger and the transactions contemplated by this Agreement. This Agreement, assuming due and valid authorization, execution and delivery hereof by Parent and MergerCo, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.
     3.3 Capitalization.
     (a) The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). As of June 30, 2006 (i) 11,003,050 shares of Company Common Stock were issued and outstanding, (ii) 421,950 shares of Company Common Stock have been authorized and reserved for issuance pursuant to the Company’s Equity Award Plans as listed in Sections 3.3(a), 3.3(c) and 3.3(d) of the Company Disclosure Schedule, subject to adjustment on the terms set forth in the Company Equity Award Plans, and (iii) 276,000 Company Stock Options were outstanding. As of the date of this Agreement, the Company had no shares of Company Common Stock reserved for issuance other than as described above. All such issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.
     (b) The Company has no outstanding bonds, debentures or notes the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.
     (c) Section 3.3(c) of the Company Disclosure Schedule sets forth a true, complete and correct list of Company Stock Options, all of which are fully vested, including the name of the Person to whom such Company Stock Options have been granted, the number of shares subject to each Company Option and the per share exercise price for each Company Option. True and complete copies of all instruments (or the forms of such instruments) referred to in this Section 3.3(c) have been furnished or made available to Parent. Except as set forth in Section 3.3(c) of the Company Disclosure Schedule and except for the Company Stock Options (all of which have been issued under the Company Equity Award Plans), as of the date of this Agreement, there are not any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate the Company or any Company Subsidiary to issue, transfer or sell any shares of capital stock of the Company.
     (d) Section 3.3(d) of the Company Disclosure Schedule sets forth a true, complete and correct list of the restricted stock awards granted under the Company Equity Award Plans. True and complete copies of all instruments (or the forms of such instruments) referred to in this Section 3.3(d) have been furnished or made available to Parent. As of June 30, 2006, there were 8,500 deferred shares of the Company outstanding. The Company has not issued any other “phantom” stock or stock appreciation rights.
     (e) Except as set forth in Section 3.3(e) of the Company Disclosure Schedule, there are no agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of any shares of capital stock of the Company or which restrict the transfer of any such shares, nor does the Company have knowledge of any third party agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares.
     (f) Except as set forth in Section 3.3(f) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, partnership interests or any other securities of the Company or any Company Subsidiary.
     (g) Except as set forth in Section 3.3(g) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of their securities under the Securities Act.
     (h) The Company is the sole general partner of CPT Operating Partnership L.P., a Delaware limited partnership (the “Partnership”), and the Company owns, directly and indirectly, 100% of the limited partnership interests in the Partnership. There are not any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate the Partnership to issue, transfer or sell any partnership interests of the Partnership. There are no outstanding contractual obligations of the Partnership to repurchase, redeem or otherwise acquire any partnership interests of the Partnership. The partnership interests in the Partnership are subject only to the restrictions on transfer set forth in the relevant partnership agreement, and those imposed by applicable securities laws.
     3.4 Subsidiaries. Section 3.1(b) of the Company Disclosure Schedule sets forth the name and jurisdiction of incorporation or organization of each Company Subsidiary. All issued and outstanding shares or other equity interests of each corporate Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 3.1(b) of the Company Disclosure Schedule, all issued and outstanding shares or other equity interests of each Company Subsidiary are owned directly or indirectly by the Company free and clear of all liens, pledges, security interests, claims or other encumbrances.

     3.5 Other Interests. Except for the interests in the Company Subsidiaries set forth in Section 3.1(b) of the Company Disclosure Schedule and except as set forth in Section 3.5 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any Person (other than investments in short-term investment securities).
     3.6 Consents and Approvals; No Violations. Except as set forth in Section 3.6 of the Company Disclosure Schedule, assuming the approval of this Agreement by holders of the Company Common Stock and except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or state “blue sky” laws, the HSR Act or any other antitrust laws and (b) for filing of the Certificate of Merger and the Articles of Merger, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the organizational documents of the Company or any Company Subsidiary, (ii) require any filing by the Company with, notice to, or permit, authorization, consent or approval of, any state or federal government or governmental authority or by any United States or state court of competent jurisdiction (a “Governmental Entity”), (iii) result in a violation or breach by the Company of, or constitute (with or without due notice or lapse of time or both) a Default (or give rise to any right of termination, cancellation or acceleration or give rise to any rights of any third party) under, any of the terms, conditions or provisions of any Contract to which the Company or any Company Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or (iv) violate any Order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any Company Subsidiary or any of its respective properties or assets (collectively, “Laws”), excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Merger, (B) otherwise prevent or materially delay performance by the Company of its material obligations under this Agreement or (C) have a Company Material Adverse Effect.
     3.7 SEC Reports.
     (a) Except as set forth in Section 3.7 of the Company Disclosure Schedule, the Company has filed timely, or will file timely, all required forms, and reports with the SEC since January 1, 2004 (including any forms or reports filed with the SEC subsequent to the date of this Agreement) (collectively, the “Company SEC Reports”), all of which were prepared or will be prepared in all material respects in accordance with the applicable requirements of the Exchange Act, the Securities Act and the rules and regulations promulgated thereunder (the “Securities Laws”). As of their respective dates, the Company SEC Reports (a) complied, or with respect to those Company SEC Reports not yet filed will comply, as to form in all material respects with the applicable requirements of the Securities Laws and (b) did not contain, or with respect to those Company SEC Reports not yet filed will not contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly presents, or will fairly present, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of the Company included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules) fairly presents, or will fairly present, in all material respects, the results of operations, retained earnings or cash flows, as the case may be, of the Company and the Company Subsidiaries for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein and except, in the case of the unaudited statements, as permitted by Form 10-Q pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect.
     (b) The records, systems, controls, data and information of the Company and the Company Subsidiaries are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or the Company Subsidiaries, except for any non-exclusive ownership and non-direct control that would not have a Company Material Adverse Effect with respect to the system of internal accounting controls described in the following sentence. Except as would not have a Company Material Adverse Effect, the Company and the Company Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management’s authorization; (2) transactions are recorded as necessary to permit preparation of the financial statements of the Company and the Company Subsidiaries and to maintain accountability for the assets of the Company and the Company Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis (“Internal Controls”). Except as would not have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries (x) has designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to such entity and its subsidiaries is made known to the management of such entity by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Company SEC Reports, and (y) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to its auditors and the audit committee of its board of trustees (A) any significant deficiencies in the design or operation of Internal Controls which could adversely affect its ability to record, process, summarize and report financial data and have disclosed to its auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its Internal Controls.

     3.8 Litigation. Except as set forth in the Company SEC Reports filed prior to, or as of the date of, this Agreement, or in Section 3.8 of the Company Disclosure Schedule, (a) there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or any trustee, director, officer or employee in their capacity as such of the Company or any Company Subsidiary and (b) neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Entity which, in the case of (a) or (b), would, individually or in the aggregate, (i) prevent or materially delay the consummation of the Merger, (ii) otherwise prevent or materially delay performance by the Company of any of its material obligations under this Agreement or (iii) have a Company Material Adverse Effect.
     3.9 Absence of Certain Changes. Except as disclosed in the Company SEC Reports or in Section 3.9 of the Company Disclosure Schedule, from July 1, 2006 through the date hereof, the Company and the Company Subsidiaries have conducted their businesses in the ordinary course of business and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company (other than the regular quarterly dividend to be paid to holders of Company Common Stock on September 6, 2006); (b) any material commitment, contractual obligation (including, without limitation, any management or franchise agreement or any lease (capital or otherwise)), borrowing, liability, guaranty, capital expenditure or transaction (each, a “Commitment”) entered into by the Company or any of the Company Subsidiaries outside the ordinary course of business except for Commitments for expenses of attorneys, accountants, investment bankers and other services incurred in connection with the Merger; (c) any material change in the Company’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP; (d) to the knowledge of the Company, any events, changes, occurrences, effects, facts, violations, developments or circumstances which have had, or are reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect; (e) granted to any officer or employee of the Company or any Company Subsidiary any increase in compensation (including wages, salaries, bonuses or any other remuneration), except in the ordinary course of business consistent with past practice or as was required under employment agreements in effect as of July 1, 2006, (f) granted to any such officer or employee of the Company or any Company Subsidiary any increase in severance or termination pay, except as was required under employment, severance or termination agreements in effect as of July 1, 2006 or (g) entered into by the Company or any Company Subsidiary any employment, severance or termination agreement with any such officer or employee; (h) the creation or assumption by the Company or any Company Subsidiary of any liens, pledges, security interests, claims or other encumbrances in an amount, individually or in the aggregate, in excess of $100,000 on any asset other than in the ordinary course of business consistent with past practices; (i) the making of any loan, advance or capital contribution to or investment in any Person (other than any wholly owned Company Subsidiary) by the Company or any Company Subsidiary; or (j) any change that would prevent or delay beyond the Drop Dead Date (as defined in Section 8.1(b)) the ability of the Company from consummating the Merger or any of the other transactions contemplated in this Agreement.

     3.10 Taxes. Except as set forth in Section 3.10 of the Company Disclosure Schedule:
     (a) Each of the Company and the Company Subsidiaries (i) has timely filed (or had filed on their behalf) all Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Entity) and such Tax Returns are correct and complete in all material respects and (ii) has paid (or had paid on their behalf) all Taxes shown on such Tax Returns as required to be paid by it.
     (b) The Company (i) for all taxable years commencing with January 1, 2003 through December 31, 2005 has been subject to taxation as a REIT within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years and (ii) has operated since December 31, 2005 to the date hereof, and intends to continue to operate, in such a manner as to permit it to continue to qualify as a REIT for the taxable year that will end with the Merger.
     (c) The most recent financial statements contained in the Company SEC Reports reflect, to the knowledge of the Company, an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns. True, correct and complete copies of all federal, state and local Tax Returns for the Company and each Company Subsidiary with respect to the taxable years commencing on or after January 1, 2003 have been delivered or made available to representatives of Parent.
     (d) Neither the Company nor any Company Subsidiary has received any written notice of assessment or proposed assessment in connection with any Taxes, and to the knowledge of the Company, there are no threatened or pending disputes, claims, audits or examinations regarding any Taxes of the Company or any Company Subsidiary (including with respect to the Company’s REIT status). Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.
     (e) There are no liens for any Taxes on any of the assets of the Company or any Company Subsidiary and each Company Subsidiary (other than liens for Taxes not yet due and payable or other liens which are not reasonably likely to have a Company Material Adverse Effect).
     (f) To the knowledge of the Company, the Company has incurred no material liability for Taxes under Sections 857(b), 860(c) or 4981 of the Code, including any Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code.
     (g) Each Company Subsidiary which is a partnership, joint venture or limited liability company has been treated since its formation and continues to be treated for federal income tax purposes either as a partnership or as an entity that is disregarded for federal income tax purposes and not as a corporation or as an association taxable as a corporation. Each Company Subsidiary that is a corporation has been since its formation a qualified REIT subsidiary under Section 856(i) of the Code or, since January 1, 2003, a taxable REIT subsidiary under Section 856(l) of the Code. Neither the Company nor any

Company Subsidiary holds any asset the disposition of which would be subject to rules similar to Section 1374 of the Code.
     (h) To the knowledge of the Company, the Company and each Company Subsidiary has complied in all material respects with all applicable Laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under foreign Law.
     (i) The Company has previously delivered or made available to Parent true, complete and correct copies of the form of demands for written statement from shareholders of record as required by Treasury Regulations Section 1.857-8(d) for 2003 and subsequent years.
     3.11 Properties.
     (a) Except as set forth in Schedule 3.11(a) of the Company Disclosure Schedule, the Company or one of Company Subsidiaries owns fee simple title to each of the real properties identified on Schedule 3.11(a) of the Company Disclosure Schedule (together with any real property leased by the Company set forth in Section 3.11(b) below, the “Company Properties”), in each case, except as provided below, free and clear of liens, mortgages or deeds of trust, claims against title, charges which are liens, security interests or other encumbrances on title (“Encumbrances”), except for (i) liens for Taxes or other governmental charges, assessments or levies that are not yet due and payable, (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business for work performed by the Company or any Company Subsidiaries, the existence of which does not, and would not reasonably be expected to, materially interfere with the present use of any of the Company Properties subject thereto or affected thereby, or do not otherwise have a Company Material Adverse Effect (for purposes of this Section 3.11(a), a Company Material Adverse Effect shall be deemed to occur if the amount of any statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar liens exceed, in the aggregate, $100,000, exclusive of any such liens relating to work performed by or on behalf of any of the tenants under any Facility Leases) and (iii) conditions, covenants, restrictions, easements and reservations of rights, including rights of way, for sewers, electric lines, telegraph and telephone lines and other similar purposes, and affecting the fee title to any real property owned or leased by Company which are disclosed on existing title reports or existing surveys or which would be shown on current title reports or current surveys performed by Parent as of the date of this Agreement and the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such real property.
     (b) Section 3.11(b) of the Company Disclosure Schedule sets forth a correct and complete list of each ground lease pursuant to which the Company or any Company Subsidiary is a lessee (individually, “Ground Lease” and collectively, “Ground Leases”).

The Company has made available to Parent correct and complete copies of all Ground Leases, including all amendments, modifications, supplements, renewals, extensions and guarantees related thereto, as of the date hereof (except for discrepancies or omissions that would not have or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect). Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary, on the one hand, nor, to the knowledge of the Company, any other party, on the other hand, is in monetary default under any Ground Lease, except for defaults that would not have or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect. No option has been exercised under any of Ground Leases, except options whose exercise has been evidenced by a written document as described in Section 3.11(b) of the Company Disclosure Schedule.
     (c) The Company has made available or will make available to Parent all current policies of title insurance insuring the Company’s or the applicable Company Subsidiaries’ fee simple title to Company Properties or leasehold interest in any property leased by the Company or any Company Subsidiary and, to the actual knowledge of the Company, such policies are, at the date hereof, in full force and effect and no material claim has been made against any such policy by the Company.
     (d) Except as set forth in Schedule 3.11(d) to the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has received written notice of any violation of any federal, state or municipal law, ordinance, order, regulation or requirement affecting any of the Company Properties issued by any governmental authority which have not been cured, contested in good faith or which violations would not, individually, or in the aggregate, have a Company Material Adverse Effect.
     (e) Except as provided for in Section 3.11(e) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened with respect to any of the Company Properties, or (ii) any Laws including, without limitation, any zoning regulation or ordinance, building or similar law, code, ordinance, order or regulation has been violated for any Company Property, which in the case of clauses (i) and (ii) above would have or would reasonably be likely to have, individually or in the aggregate, a material adverse effect on such Company Property, as applicable.
     (f) Section 3.11(f) of the Company Disclosure Schedule lists each lease or other right of occupancy that the Company or the Company Subsidiaries are party to as landlord with respect to each of the applicable Company Properties (the “Facility Leases”). The Company has made available to Parent correct and complete copies of all Facility Leases, including all amendments, modifications, supplements, renewals, extensions and guarantees related thereto, as of the date hereof (except for discrepancies or omissions that would not have or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect). Except as set forth in Section 3.11(f) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary, on the one hand, nor, to the knowledge of the Company, any other party, on the other hand, is in monetary default under any Facility Lease, except for defaults that are disclosed in the schedule of leases that would not have or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect. No option has been exercised under any of Facility Leases, except options whose exercise has been evidenced by a written document as described in Section 3.11(f) of the Company Disclosure Schedule.
     (g) Except as set forth in Section 3.11(g) of the Company Disclosure Schedule and except for any statutory rights or options to occupy or purchase any Company Property in favor of any local, state or federal governmental or quasi-governmental entity, neither the Company nor any of its subsidiaries has granted any unexpired option agreements or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of third Persons to purchase or otherwise acquire a Company Property or any portion thereof or entered into any contract for sale or letter of intent to sell any Company Property or any portion thereof.
     (h) Except as set forth in Section 3.11(h) of the Company Disclosure Schedule and except for obligations imposed upon the tenants under the Facility Leases, neither the Company nor any Company Subsidiary is a party to any agreement relating to the management of any of the Company Properties by a party other than Company or any wholly owned Company Subsidiaries.
     (i) To the knowledge of the Company, there is no material renovation or construction project with aggregate projected costs in excess of $1,000,000 currently being performed by the Company at any of the Company Properties, except for the projects set forth in Section 3.11(i) of the Company Disclosure Schedule (the “Construction Projects”).
     (j) Based solely and exclusively on the periodic, general inspections conducted by general employees of the Company without specialized knowledge, the Company has no knowledge of (i) any material structural defects relating to any of the Company Properties, or (ii) any material building systems which are not in working order in any material respect, or (iii) any physical material damage to any Company Properties for which there is no insurance in effect, in either case of (i), (ii) or (iii) which would, individually or in the aggregate, have a Company Material Adverse Effect.
Parent and MergerCo acknowledge and understand that the Company and any Company Subsidiaries are not now and never have been occupying or operating at any Company Property other than its office premises at the Company’s principal place of business (the “Office Space”), all Company Properties other than the Office Space are leased, on a triple net basis, to third parties who occupy, operate and maintain the Company Properties and, therefore, the representations and warranties set forth in this Section 3.11 are not based upon any first-hand knowledge or familiarity of the Company or any Company Subsidiary with any Company Properties but are based only upon customary diligence investigations of the Company Properties which the Company or any Company Subsidiary may have performed or obtained at the time the Company or any Company Subsidiary acquired the respective Company Properties, and any subsequent written notices or other written information which has been received by the Company during its or a Company Subsidiary’s ownership of the respective Company Properties.
     3.12 Environmental Matters.
     (a) Except as set forth in Section 3.12(a) of the Company Disclosure Schedule or on the environmental reports or title policies made available to Parent prior to the date hereof, neither the Company nor any Company Subsidiary has received any written notice (i) of any administrative or judicial enforcement proceeding pending, or to the knowledge of the Company threatened, against the Company or any Company Subsidiary under any Environmental Law; (ii) that it is potentially responsible under any Environmental Law for costs of response or for damages to natural resources, as those terms are defined under the Environmental Laws, at any location; and the Company has no knowledge of any release on the real property owned or leased by the Company or any Company Subsidiary of Hazardous Materials that would be reasonably likely to result in a requirement under any Environmental Laws to perform a response action or in material liability under the Environmental Laws.
     (b) Except as set forth in Section 3.12(b) of the Company Disclosure Schedule or on the environmental reports or title policies made available to Parent prior to the date hereof, to the knowledge of the Company and each Company Subsidiary, the Company Properties are in compliance with all applicable Environmental Laws and environmental Permits, except for violations that are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
     (c) Neither the Company nor any Company Subsidiary has received any written notice of, and to the knowledge of the Company there is not threatened, any suit, claim, action, proceeding or investigation pending, or to the knowledge of the Company, threatened before any Governmental Entity or other forum in which the Company or any Company Subsidiary or any Company Property has been or, with respect to any threatened suit, claim, action, proceeding or investigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, affecting (or potentially affecting) a site owned, leased, or operated by the Company or any Company Subsidiary or any Company Property (collectively, “Environmental Claims”) except for such Environmental Claims that have not had and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
     (d) Section 3.12(d) of the Company Disclosure Schedule sets forth a true and complete list of each of the Company Environmental Reports and the date of each such report. The Company has previously delivered or made available to Parent a true and complete copy of each Company Environmental Report.
Parent and MergerCo acknowledge and understand that the Company and any Company Subsidiaries are not now and never have been occupying or operating at any Company Property other than the Office Space, all Company Properties other than the Office Space are leased, on a triple net basis, to third parties who occupy, operate and maintain the Company Properties and, therefore, the representations and warranties set forth in this Section 3.12 are not based upon any first-hand knowledge or familiarity of the Company or any Company Subsidiary with any Company Properties but are based only upon customary diligence investigations of the Company Properties which the Company or any Company Subsidiary may have performed or obtained at the time the Company or any Company Subsidiary acquired the respective Company Properties, and any subsequent written notices or other written information which has been received by the Company during its or a Company Subsidiary’s ownership of the respective Company Properties.
     3.13 Employee Benefit Plans.
     (a) Section 3.13(a) of the Company Disclosure Schedule sets forth a list of every material employee benefit plan, within the meaning of ERISA Section 3(3) (“Employee Programs”), currently maintained or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company, any Company Subsidiary or any ERISA Affiliate. Each Employee Program that is intended to qualify under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder and, to the Company’s knowledge, no event has occurred and no condition exists that could reasonably be expected to result in the revocation of any such determination.
     (b) With respect to each Employee Program, the Company has provided, or made available, to Parent (if applicable to such Employee Program): (i) all documents embodying or governing such Employee Program, and any funding medium for the Employee Program (including, without limitation, trust agreements); (ii) the most recent IRS determination or opinion letter with respect to such Employee Program under Code Section 401(a); (iii) the most recently filed IRS Forms 5500; (iv) the summary plan description for such Employee Program (or other descriptions of such Employee Program provided to employees) and all modifications thereto; (v) any insurance policy related to such Employee Program; (vi) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS Employee Plan Compliance Resolution System set forth in Revenue Procedure 2006-27 (or its predecessor or successor rulings) during this calendar year or any of the preceding three calendar years issued with respect to each Employee Program intended to be qualified under Section 401(a) of the Code; (vii) audited or unaudited financial statements, actuarial reports and valuations (as applicable) for the current plan year and the three preceding plan years; and (viii) written summaries of the material terms of all unwritten Employee Programs, if any.
     (c) Each Employee Program has been maintained, funded and administered in accordance with the requirements of applicable law, including, without limitation, ERISA and the Code, except as would not, individually or in the aggregate, have a Company Material Adverse Effect and is being administered and operated in all material respects in accordance with its terms. No Employee Program is subject to Title IV of ERISA or is a multiemployer plan, within the meaning of ERISA Section 3(37).

     (d) Full payment has been made, or otherwise properly accrued on the books and records of the Company and any ERISA Affiliate, of all amounts that the Company and any ERISA Affiliate are required under the terms of the Employee Programs to have paid as contributions to such Employee Programs on or prior to the date hereof (excluding any amounts not yet due) and the contribution requirements, on a prorated basis, for the current year have been made or otherwise properly accrued on the books and records of the Company through the Closing Date.
     (e) Neither the Company, an ERISA Affiliate or any Person appointed or otherwise designated to act on behalf of the Company, or an ERISA Affiliate, has engaged in any transactions in connection with any Employee Program that could reasonably be expected to result in the imposition of a material penalty or pursuant to Section 502(i) of ERISA, material damages pursuant to Section 409 of ERISA or a material tax pursuant to Section 4975(a) of the Code.
     (f) No material liability, claim, action or litigation has been made, commenced or, to the knowledge of the Company, threatened with respect to any Employee Program (other than for benefits payable in the ordinary course of business).
     (g) Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, no Employee Program provides for medical benefits (other than under Section 4980B of the Code pursuant to state health continuation laws) to any current or future retiree or former employee.
     (h) Except as set forth in Section 3.13(h) of the Company Disclosure Schedule, (i) to the knowledge of the Company, there are no current circumstances likely to result in the disqualification of any Employee Program that is intended to be qualified under Section 401 of the Code or material liability relating to such qualified or exempt status, (ii) the Company has not received any communication (written or unwritten) from any government agency questioning or challenging the compliance of any Employee Program with applicable Laws, (iii) no Employee Program is currently being audited by a governmental agency for compliance with applicable Laws or has been audited with a determination by the governmental agency that the Employee Program failed to comply with applicable Laws, and (iv) no nonexempt “prohibited transaction” (within the meaning of Section 4975(c) of the Code or ERISA Section 406) has occurred with respect to any Employee Program that is reasonably expected to result in the imposition of a material tax pursuant to Section 4975(a) of the Code.
     (i) Each Employee Program can be amended, terminated or otherwise discontinued without material liability to the Company or any Company Subsidiary or ERISA Affiliate thereof, other than with respect to benefits accrued through the date of such action.
     (j) There are no unresolved claims or disputes or proceedings pending under the terms of, or in connection with, any Employee Program other than routine claims for benefits which are payable in the ordinary course of business and no action, proceeding, prosecution, Inquiry, hearing or investigation has been commenced with respect to any Employee Program or, to the knowledge of the Company, is threatened or anticipated.
     (k) Except as set forth in Section 3.13(k) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary nor any ERISA Affiliate maintains, contributes to (or has ever maintained, contributed to or been required to contribute to), or has any liability or potential liability under (or with respect to) any (i) plan or arrangement which is subject to (I) the minimum funding requirements of Section 412 of the Code, (II) Part 3 of Title I of ERISA, or (III) Title IV of ERISA; (ii) “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) multiple employer plan, including any multiple employer welfare arrangement (as defined in Section 3(40) of the ERISA); (iv) voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code); or (v) plan or arrangement applicable to employees located outside of the United States.
     (l) Except as disclosed in Section 3.13(l) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any trustee, director or any employee of the Company or any Company Subsidiary from Company or any Company Subsidiary under any Employee Program or otherwise, (ii) increase any benefits otherwise payable under any Employee Program, (iii) result in any acceleration of the time of payment of any such benefit, or (iv) result in any payment or benefit which will or may be made by the Company, any Company Subsidiary or any of their Affiliates which will be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) or be nondeductible under Section 280G of the Code and the rules and regulations promulgated thereunder.
     (m) Except as disclosed in Section 3.13(m) of the Company Disclosure Schedule, neither the Company nor any of its ERISA Affiliates has made any commitment, whether legally binding or not, to establish any new Employee Program or to modify any existing Employee Program, except as otherwise required by Law.
     (n) Except as disclosed in Section 3.13(n) of the Company Disclosure Schedule, all amendments and actions required to bring the Employee Programs into conformity in all material respects with all of the applicable provisions of the Code, ERISA and all other applicable Laws have been made or taken except to the extent that such amendments or actions are not required by Law to be made or taken until a date after the Closing.
     3.14 Labor and Employment Matters.
     (a) Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization, nor are there any negotiations or discussions currently pending or occurring between the Company, or any of the Company

Subsidiaries, and any union or employee association regarding any collective bargaining agreement or any other work rules or polices. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries relating to their business. To the Company’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries.
     (b) Except as set forth in Section 3.14 of the Company Disclosure Schedule, there are no proceedings pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any law or regulation governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company of any of the Company Subsidiaries in connection with the employment relationship.
     3.15 No Brokers. Other than with Citigroup Global Markets Inc., which the Company has retained as its financial advisor in connection with the Merger, neither the Company nor any of the Company Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of such entity or Parent or MergerCo to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Merger.
     3.16 Opinion of Financial Advisor. The Company Board has received an opinion of Citigroup Global Markets Inc. to the effect that, as of the date of such opinion, the consideration to be received in the Merger is fair, from a financial point of view, to the holders of shares of Company Common Stock. After the Company Board receives such opinion, a signed copy thereof will be delivered to Parent solely for informational purposes.
     3.17 Vote Required. The affirmative vote of the holders of majority of the shares of outstanding Company Common Stock is the only vote of the holders of any class or series of capital stock of the Company or any Company Subsidiary, necessary to approve this Agreement and the Merger.
     3.18 Material Contracts.
     (a) Except as set forth in Schedule 3.18(a) of the Company Disclosure Schedule, the Company SEC Reports list all Material Contracts. Except as set forth in Schedule 3.18(a) of the Company Disclosure Schedule, (i) each Material Contract is in full force and effect, is a valid and binding obligation of the Company or the Company Subsidiary party thereto and each other party thereto, (ii) neither the Company nor any Company Subsidiary is in violation of or in Default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or Default under) any Material Contract to which it is a party or by which it or any of its properties or assets is bound nor repudiated or waived any material provision thereunder, (iii) to the Company’s knowledge, no other party to any Material Contract is in Default in any respect thereunder or has repudiated or waived any provision thereunder, in all cases except as would not, individually or in the aggregate, have a Company Material Adverse Effect, nor will the consummation of the Merger result in any third party having any right of termination, amendment, acceleration, or cancellation of or loss or change in a material benefit under any Material Contract, except for such terminations, amendments, accelerations, cancellations, losses or changes in a material benefit that would not, individually or in the aggregate have a Company Material Adverse Effect.
     (b) Except for any of the following identified in the Company SEC Reports, Schedule 3.18(b) of the Company Disclosure Schedule sets forth (including any principal balances thereof) (x) a list of all loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments pursuant to which the Company or any Company Subsidiary has outstanding any material Indebtedness, other than Indebtedness payable to the Company or a Company Subsidiary or to any third-party partner or joint venturer in any Company Subsidiary and (y) the respective principal amounts outstanding thereunder on June 30, 2006.
     (c) Except as disclosed in Section 3.18(c) of the Company Disclosure Schedule or otherwise reflected in an exhibit to the Company’s Form 10-K for the year ended December 31, 2005 or in any other Company SEC Report filed subsequent to such Form 10-K and prior to the date of this Agreement, neither the Company nor any Company Subsidiary is a party to, or is bound by (i) employment, severance, termination, consulting, or retirement Contract providing for aggregate payments in any calendar year in excess of $250,000, (ii) any Contract which prohibits or restricts the Company or any Company Subsidiary from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iii) any Contract between or among the Company and a Company Subsidiary and any of their Affiliates, (iv) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract not in excess of $50,000), (v) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract not included on its balance sheet which is a financial derivative Contract, (vi) any brokerage, finders’ or similar Contracts, or (vii) any indemnification Contracts.
     (d) Neither the Company nor any Company Subsidiary has entered into or is subject, directly or indirectly, to any “Tax Protection Agreements” (except as set forth in Section 3.18(d) of the Company Disclosure Schedule, true and correct copies of which have been made available to Parent). As used herein, a “Tax Protection Agreement” is an agreement, oral or written, (A) that (i) prohibits or restricts in any manner the disposition of any assets of the Company or any Company Subsidiary, (ii) requires that the Company or any Company Subsidiary maintain, put in place, or replace, indebtedness, whether or not secured by one or more of the Company’s or any of the Company Subsidiaries’ properties, or (iii) requires that the Company or any Company Subsidiary offer to any Person at any time the opportunity to guarantee or otherwise assume, directly or indirectly (including a “bottom” guarantee, indemnification agreement or other similar arrangement), the risk of loss for federal income tax purposes for indebtedness or other liabilities of the Company or any Company Subsidiary, (B) that specifies or relates to a method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of the Company or a Company Subsidiary, or (C) that requires a particular method for allocating one or more liabilities of the Company or any Company Subsidiary under Section 752 of the Code. None of the Company or any Company Subsidiary is in violation of or in Default under any Tax Protection Agreement.
     (e) Except as set forth in Section 3.18(e) of the Company Disclosure Schedule and except for the Facility Leases, neither the Company nor any Company Subsidiary is a party to any agreement relating to the development or management of any of the Company Properties by any Person other than the Company or a Company Subsidiary.
     (f) Section 3.18(f) of the Company Disclosure Schedule lists all agreements currently in force and effect entered into by the Company or any Company Subsidiary providing for the sale of, or option to sell, any of the Company Properties or the purchase of, or option to purchase, by the Company or any Company Subsidiary, on the one hand, or the other party thereto, on the other hand, any real estate not yet consummated as of the date hereof.
     (g) Except as set forth in Section 3.18(g) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is subject to any pending claims or, to the knowledge of the Company, any threatened claims regarding material continuing contractual liability (A) for indemnification under any agreement relating to the sale of real estate previously owned, whether directly or indirectly, by the Company or any Company Subsidiary, (B) to pay any additional purchase price for any Company Property or (C) with respect to any indebtedness which encumbered any real estate that has been conveyed, except for any indebtedness disclosed on Schedule 3.18(b) of the Company Disclosure Schedule.
     3.19 Insurance. The Company maintains insurance coverage with reputable insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance). There is no claim by the Company or any Company Subsidiary pending under any such policies which (a) has been denied or disputed by the insurer or (b) would have, individually or in the aggregate, a Company Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and no written notice of cancellation or termination has been received by the Company with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. A complete list of all material insurance policies is set forth in Section 3.19 of the Company Disclosure Schedule. Except as set forth in Section 3.19 of the Company Disclosure Schedule and for any matters which will not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no material claims pending under any of the material insurance policies as to which the insurer has denied liability or is reserving its rights, and all claims have been timely and properly filed. Except as set forth in Section 3.19 of the Company Disclosure Schedule, within the last three years, neither the Company nor any Company Subsidiary has been refused any insurance coverage sought or applied for, and the Company has no reason to believe that the existing insurance coverage of the Company and the Company Subsidiaries cannot be renewed as and when the same shall expire, upon terms and conditions standard in the market at the time renewal is sought.
     3.20 Absence of Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities, whether or not required to be reflected in or reserved against in financial statements prepared in accordance with GAAP, whether due or to become due, except (i) liabilities which are accrued or reserved against in the consolidated balance sheets of the Company as of June 30, 2006, included in the Company’s financial statements delivered prior to the date of this Agreement or reflected in the notes thereto, (ii) those liabilities disclosed in Section 3.20 of the Company Disclosure Schedule, (iii) liabilities disclosed in the Company Disclosure Schedule in response to any other representation of the Company in Article III of this Agreement, (iv) liabilities incurred in the ordinary course of business consistent with past practices subsequent to June 30, 2006 and (v) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
     3.21 Regulatory Matters. Neither the Company nor any Company Subsidiary or any officer, director or trustee thereof has taken or agreed to take any action or has any knowledge of any fact or circumstance that is reasonably likely to impede or delay receipt of any consents of any Governmental Entity referred to in Section 7.1(b).
     3.22 Investment Company Act of 1940. Neither the Company nor any Company Subsidiary is, or at the Effective Time will be, required to be registered under the Investment Company Act of 1940, as amended.
     3.23 Definition of the Company’s Knowledge. As used in this Agreement, the phrase “to the knowledge of the Company” or any similar phrase means the actual (and not the constructive or imputed) knowledge of those individuals identified in Section 3.23 of the Company Disclosure Schedule.
     3.24 Proxy Statement; Company Information. The information relating to the Company and the Company Subsidiaries to be contained in the Proxy Statement and any other documents filed with the SEC in connection herewith, will not, on the date the Proxy Statement is first mailed to holders of the Company Common Stock or at the time of the Company shareholders’ meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made, except that no representation is made by the Company with respect to the information supplied by Parent for inclusion therein.
     3.25 No Payments to Employees, Officers or Trustees. Except as set forth in Schedule 3.25 of the Company Disclosure Schedule, there is no employment or severance payment payable or other benefit due on a change of control or otherwise as a result of the consummation of the Merger or any of the other transactions contemplated hereby, with respect to any employee, officer or trustee of the Company or any Company Subsidiary.
     3.26 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, the Company makes no representations or warranties, and the Company hereby disclaims any other representations or warranties, with respect to the Company, the Company Subsidiaries, or its or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the Company, notwithstanding the delivery or disclosure to Parent or its affiliates or representatives of any documentation or other information with respect to any one or more of the foregoing.
ARTICLE IV
Representations and Warranties of Parent and MergerCo
Parent and MergerCo hereby jointly and severally represent and warrant to the Company as follows:
     4.1 Corporate Organization.
     (a) Each of Parent and MergerCo is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now conducted and proposed by the Parent to be conducted, except where the failure to be duly organized, existing and in good standing or to have such power and authority would not have or would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
     (b) The articles of incorporation of each of Parent and MergerCo are in effect, and no dissolution, revocation or forfeiture proceedings regarding Parent or MergerCo have been commenced.
     (c) Parent has made available to the Company correct and complete copies of the articles of incorporation and bylaws of Parent and the articles of incorporation and bylaws of MergerCo, as currently in effect.
     4.2 Authority Relative to this Agreement.
     (a) Each of Parent and MergerCo has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby. No other corporate proceedings on the part of Parent or MergerCo, or any of their respective subsidiaries, are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and MergerCo and constitutes a valid, legal and binding agreement of each of Parent and MergerCo, enforceable against each of Parent and MergerCo in accordance with and subject to its terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.
     (b) The Boards of Directors of each of Parent and MergerCo have, by unanimous vote, duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the Merger and the other transactions contemplated hereby, and taken all corporate actions required to be taken by the Boards of Directors of each Parent and MergerCo for the consummation of the Merger and the other transactions contemplated hereby.
     4.3 Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, state securities or blue sky Laws, the HSR Act or any other Antitrust Law, the filing and recordation of the Articles of Merger as required by the MGCL and the filing and recordation of the Certificate of Merger as required by DGCL, no filing with or notice to, and no permit, authorization, consent or approval of, (i) any Governmental Entity or (ii) any other third party, is necessary for the execution and delivery by each of Parent and MergerCo of this Agreement or the consummation by each of Parent and MergerCo of the Merger or any of the other transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have or would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither the execution, delivery or performance of this Agreement by each of Parent and MergerCo nor the consummation by each of Parent and MergerCo of the Merger or any of the other transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective articles or bylaws (or similar organizational documents) of each of Parent or MergerCo, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a Default (or give rise to any right of termination, amendment, cancellation or acceleration or Encumbrance or result in the reduction or loss of any benefit) under, any of the terms, conditions or provisions of any loan note, bond, mortgage, credit agreement, reciprocal easement agreement, permit, concession, franchise, indenture, lease, license, contract, agreement or other instrument or obligation to which each of Parent or MergerCo, or any of their respective subsidiaries, is a party or by which any of them or any of their respective properties or assets may be bound, or (iii) violate any Law applicable to each of Parent or MergerCo, or any of their respective subsidiaries, or any of their respective properties or assets, in each case with respect to (ii) and (iii) above, except as which would not have or would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
     4.4 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the Merger based upon arrangements made by and on behalf of Parent or MergerCo or any of their subsidiaries.

     4.5 Available Funds.
     (a) Parent has or will have sufficient funds to, at the Closing (a) pay the aggregate Merger Consideration and aggregate Option Merger Consideration payable hereunder, (b) to the extent necessary, refinance the outstanding indebtedness of the Company, and (c) pay any and all fees and expenses in connection with the Merger or the financing thereof.
     (b) Without prejudice to the fact that this Agreement does not provide for any financing condition or contingency whatsoever, Parent has provided to the Company a true, complete and correct copy of a financing commitment letter, irrevocable subject only to its terms (the “Financing Letter”) and all amendments thereto, executed by a credible, nationally-recognized lender of significant financial worth and addressed to the Company or upon which the Company may otherwise expressly rely. Parent will provide to the Company any amendments to the Financing Letter, or any notices given in connection therewith, as promptly as possible (but in any event within twenty-four (24) hours).
     4.6 Takeover Statutes. Each of Parent and MergerCo has taken such actions and votes as are necessary on its part to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other anti-takeover statute or similar federal or state statute inapplicable to this Agreement, the Merger and the transactions contemplated by this Agreement.
ARTICLE V
Conduct of Business Pending the Merger
     5.1 Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, except as otherwise contemplated by this Agreement, the Company shall use its commercially reasonable efforts to, and shall cause each of the Company Subsidiaries to use its commercially reasonable efforts to, carry on their respective businesses in the usual, regular and ordinary course, consistent with past practice, and use their commercially reasonable efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships with tenants and others having business dealings with them. Without limiting the generality of the foregoing, neither the Company nor any of the Company Subsidiaries will (except as expressly permitted by this Agreement or as contemplated by the transactions contemplated hereby, as set forth in Section 5.1 of the Company Disclosure Schedule or to the extent that Parent shall otherwise consent in writing) (it being understood that Parent shall respond within five (5) Business Days to the Company’s communications soliciting such consent from the Parent):
     (a) (i) split, combine or reclassify any shares of capital stock of the Company or (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any shares of capital stock of the Company, except for: (A) a regular, quarterly cash dividend at a rate not in excess of $0.46 per share of Company Common Stock, declared and paid in accordance with past practice; (B) dividends or distributions, declared, set aside or paid by any Company

Subsidiary to the Company or any Company Subsidiary that is, directly or indirectly, wholly owned by the Company, and (C) distributions required for the Company to maintain its status as a REIT pursuant to Section 5.2.
     (b) authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, stock appreciation rights) other than the (i) issuance of shares of Company Common Stock upon the exercise of Company Options outstanding on the date of this Agreement in accordance with their present terms, (ii) issuance of shares of Company Common Stock upon the settlement of plan awards in accordance with their present terms.
     (c) except as set forth in Section 5.1(c) of the Company Disclosure Schedule (which sets forth all existing obligations in effect to purchase or sell real property and the purchases or sale price thereof), acquire, sell, encumber, transfer or dispose of any assets outside the ordinary course of business which are material to the Company or any of the Company Subsidiaries (whether by asset acquisition, stock acquisition or otherwise), except pursuant to obligations in effect on the date hereof;
     (d) except in the ordinary course of business pursuant to credit facilities or other arrangements in existence as of the date hereof (including, without limitation, (i) payment of regular quarterly dividends as per Section 5.1(a) and (ii) contractual obligations of the Company or Company Subsidiaries to other Company Subsidiaries), incur any amount of indebtedness for borrowed money, guarantee any indebtedness of a third party, issue or sell debt securities, make any loans, advances or capital contributions, mortgage, pledge or otherwise encumber any material assets, or create or suffer any material lien thereupon;
     (e) except pursuant to any mandatory payments under any credit facilities in existence on the date hereof, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any payment, discharge or satisfaction in the ordinary course of business consistent with past practice;
     (f) (i) enter into any new lease for vacant space at a Company Property; (ii) terminate, modify or amend any Facility Lease; (iii) terminate or grant any reciprocal easement or similar agreements affecting a Company Property (unless contractually obligated to do so or in connection with a transaction otherwise permitted by this Agreement); (iv) consent to or enter into the sublease or assignment of any Facility Lease.
     (g) change any of the accounting principles or practices used by it (except as required by GAAP, in which case written notice shall be provided to Parent and MergerCo prior to any such change);

     (h) except as required by law, (i) enter into, adopt, amend or terminate any Employee Program, (ii) enter into, adopt, amend or terminate any agreement, arrangement, plan or policy between the Company or any of the Company Subsidiaries and one or more of their trustees, directors or executive officers, or (iii) except for normal increases in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any non-executive officer or employee or pay any benefit not required by any Employee Program or arrangement as in effect as of the date hereof;
     (i) grant to any officer, director, trustee or employee the right to receive any new severance, change of control or termination pay or termination benefits, grant any increase in the right to receive any severance, change of control or termination pay or termination benefits or enter into any new employment, loan, retention, consulting, indemnification, termination, change of control, severance or similar agreement with any officer, director, trustee or employee other than the grant of compensation and fringe benefits to any non-executive officer or employee hired after the date of this Agreement; provided, however; that the Company may accelerate the vesting and/or the payment of any existing benefits or awards and/or make any amendments to existing benefits, agreements or awards in order to facilitate such accelerated vesting and/or payments;
     (j) except to the extent required to comply with its obligations hereunder or with applicable law, amend its declaration of trust or bylaws, limited partnership or limited liability company agreements, or similar charter, organizational or governance documents;
     (k) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization (other than the Merger or plans of complete or partial liquidation or dissolution of inactive Company Subsidiaries);
     (l) except as set forth in Section 5.1(l) of the Company Disclosure Schedule, provided that such settlement does not exceed the amounts accrued therefor in the most recent balance sheet of the Company set forth in the Company SEC Reports, settle or compromise any litigation (whether or not commenced prior to the date of this Agreement) other than settlements or compromises for litigation where the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise does not exceed $10,000;
     (m) amend any term of any outstanding security of the Company or any Company Subsidiary;
     (n) other than in the ordinary course of business, modify or amend any Material Contract to which the Company or any Company Subsidiary is a party or waive, release or assign any material rights or claims under any such Material Contract;
     (o) permit any insurance policy naming the Company or any of its subsidiaries or officers or trustees as a beneficiary or an insured or a loss payable payee,

or the Company’s directors and officers liability insurance policy, to be canceled, terminated or allowed to expire, unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled, terminated or expired policy; or
     (p) enter into an agreement to take any of the foregoing actions.
     5.2 Actions to Qualify as a REIT. Notwithstanding anything to the contrary in this Agreement, prior to the Closing Date, the Company shall take all action necessary to continue to qualify as a REIT for federal income tax purposes for its taxable year that will end with the Merger.
     5.3 Adverse Changes in Condition. Each party agrees to give written notice promptly to the other party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, or (ii) if unremedied by the Effective Time, would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable best efforts to prevent or promptly to remedy the same; provided, however, that no such notification shall affect the representations and warranties of any party or the conditions to the obligations of any party hereunder.
     5.4 Reports. The Company and each Company Subsidiary shall file all reports required to be filed by it with Governmental Entities between the date of this Agreement and the Effective Time and shall notify Parent of the filing of Company SEC Reports promptly after they are filed or deliver to Parent copies of all such other reports promptly after the same are filed.
ARTICLE VI
Covenants
     6.1 Preparation of the Proxy Statement; Stockholders Meeting.
     (a) As soon as practicable following the date of this Agreement, the Company shall prepare and file with the SEC a proxy statement in preliminary form (the “Proxy Statement”) and the Company shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect thereto. Parent and MergerCo shall cooperate with the Company in connection with the preparation of the Proxy Statement, including, but not limited to, furnishing to the Company any and all information regarding Parent and MergerCo and their respective affiliates as may be required to be disclosed therein as promptly as possible after the date hereof. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply each other with copies of all correspondence between such or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger.

     (b) If, at any time prior to the receipt of the approval of this Agreement by the holders of the Company Common Stock (collectively, “Company Shareholder Approval”), any event occurs with respect to the Company, any Company Subsidiary, Parent or MergerCo, or any change occurs with respect to other information to be included in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company or Parent, as the case may be, shall promptly notify the other party of such event and the Company shall promptly file, with Parent’s cooperation, any necessary amendment or supplement to the Proxy Statement.
     (c) The Company shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of the holders of the Company Common Stock (the “Company Shareholders Meeting”) for the purpose of seeking the Company Shareholder Approval. The Company shall use its commercially reasonable efforts to cause the Proxy Statement to be mailed to such holders as promptly as practicable after the date of this Agreement. The Company shall, through the Company Board, recommend to holders of the Company Common Stock that they give the Company Shareholder Approval (the “Company Recommendation”), except to the extent that the Company Board shall have withdrawn or modified its adoption of this Agreement and its recommendation in the Proxy Statement, as permitted by and determined in accordance with Section 6.4(b).
     6.2 Other Filings. As soon as practicable following the date of this Agreement, the Company, Parent and MergerCo each shall properly prepare and file any other filings required under the Exchange Act or any other federal, state or foreign law relating to the Merger (including filings, if any, required under the HSR Act) (collectively, the “Other Filings”). Each of the Company, Parent and MergerCo shall promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by the SEC or any other Governmental Entity or official, and each of the Company, Parent and MergerCo shall supply the other with copies of all correspondence between it and each of its Subsidiaries and representatives, on the one hand, and the SEC or the members of its staff or any other appropriate governmental official, on the other hand, with respect to any of the Other Filings. The Company, Parent and MergerCo each shall promptly obtain and furnish the other (a) the information which may be reasonably required in order to make such Other Filings and (b) any additional information which may be requested by a Governmental Entity and which the parties reasonably deem appropriate.
     6.3 Additional Agreements. Subject to the terms and conditions herein provided, but subject to the obligation to act in good faith, and subject at all times to the Company’s and its trustees’ right and duty to act in a manner consistent with their fiduciary duties, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger and to cooperate with each other in connection with the foregoing, including the taking of such actions as are necessary to obtain any necessary consents, approvals, orders, exemptions and authorizations by or from any public or private third party, including, without limitation, any that are required to be obtained under any federal, state or local law or regulation or any contract, agreement or instrument to which the Company or any

Company Subsidiary is a party or by which any of their respective properties or assets are bound, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Merger, to effect all necessary registrations and Other Filings and submissions of information requested by a Governmental Entity, and to use its best efforts to cause to be lifted or rescinded any injunction or restraining order or other Order adversely affecting the ability of the parties to consummate the Merger.
     6.4 No Solicitations.
     (a) Except as permitted by this Agreement, the Company shall not, and shall not authorize any of its officers, trustees or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it, to (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information), any inquiries with respect to an Acquisition Proposal, or the making of any proposal that constitutes an Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding an Acquisition Proposal; provided, however, that, at any time prior to the approval of this Agreement by holders of the Company Common Stock, if the Company receives a bona fide Acquisition Proposal that was unsolicited or that did not otherwise result from a breach of this Section 6.4(a), the Company may furnish, or cause to be furnished, non-public information with respect to the Company and the Company Subsidiaries to the Person who made such Acquisition Proposal (a “Third Party”) and may participate in discussions and negotiations regarding such Acquisition Proposal if (A) the Company Board determines in good faith, after consultation with outside counsel, that failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to the Company or its shareholders under applicable law, and (B) the Company Board determines in good faith, after consultation with the Company’s legal and financial advisors, that such Acquisition Proposal is reasonably likely to lead to a Superior Proposal.
     (b) Subject to Section 8.1(e) hereof, prior to the approval of the Agreement by holders of the Company Common Stock, the Company Board may not (i) withdraw or modify in a manner material and adverse to Parent or MergerCo, the Company Board’s adoption of this Agreement or its recommendation that holders of the Company’s Common Stock approve this Agreement, (ii) recommend an Acquisition Proposal to holders of the Company Common Stock or (iii) cause the Company to enter into any definitive agreement with respect to an Acquisition Proposal, unless, in each such case, a Superior Proposal has been made and the Company Board determines in good faith, after consultation with outside counsel, that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to the Company or its shareholders under applicable law. Notwithstanding the foregoing, for a period of not less than three (3) Business Days after the Company notifies Parent of a Superior Proposal, the Company shall, and shall cause its legal and financial advisors to, if requested by Parent, negotiate in good faith with Parent to revise this Agreement so that the Acquisition Proposal that constituted a Superior Proposal no longer constitutes a Superior Proposal. In determining whether an Acquisition Proposal is a Superior Proposal, the Company must take into account any amendments to this Agreement proposed by Parent. Notwithstanding the foregoing, to the extent required, the Company Board may take and disclose to the

Company stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, or making any other disclosure to the Company’s stockholders if, the Company Board determines in its good faith judgment (after receipt of advice from reputable outside legal counsel experienced in such matters) that there is a reasonable basis to conclude disclosure is required under applicable Law.
     (c) The Company shall within 24 hours notify Parent after: (i) receipt of an Acquisition Proposal (including in reasonable detail the terms of such Acquisition Proposal and the identity of the offeror), (ii) any request for information relating to the Company (including non-public information) or for access to the properties, books or records of the Company by any Person that has made an Acquisition Proposal, or (iii) receipt of an amendment to a previously disclosed Acquisition Proposal (including the terms of such amendment). If Parent requests, the Company shall promptly provide Parent with a copy of any proposed agreement relating to an Acquisition Proposal. Other than as expressly set forth in this clause (c), the Company shall have no duty to notify or update Parent or MergerCo with respect to any discussions or negotiations relating to an Acquisition Proposal.
     (d) Subject to the provisions of this Section 6.4 of this Agreement, the parties acknowledge and agree that the Company may accept a Superior Proposal, enter into an agreement for such Superior Proposal and terminate this Agreement immediately prior to, or immediately after, such acceptance of a Superior Proposal pursuant to the terms of Section 8.1(e).
     (e) The Company shall (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal, (ii) use reasonable best efforts to cause all Persons other than Parent and its Affiliates who have been furnished with confidential information regarding the Company in connection with the solicitation of or discussions regarding any Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information, and (iii) use its reasonable best efforts to enforce and not waive any provision or release any Person (other than Parent and its Affiliates) from any confidentiality, standstill or similar agreement relating to an Acquisition Proposal (other than, with respect to this clause (iii), such waivers and releases of any standstill obligations to Persons whom the Company Board determines in good faith intend to make an Acquisition Proposal that is reasonably likely to constitute a Superior Proposal).
     (f) Nothing contained in this Section 6.4 shall prohibit the Company from at any time taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or making any disclosure required by Rule 14a-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A.

     6.5 Officers’ and Directors’ Indemnification.
     (a) For a period of six (6) years after the Effective Time, in the event of any threatened or actual claim, action, suit, demand proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a trustee, director, officer, employee, fiduciary or agent of the Company or any of the Company Subsidiaries (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a trustee, director, officer, employee, fiduciary or agent of the Company or any of the Company Subsidiaries, or is or was serving at the request of the Company or any of the Company Subsidiaries as a trustee, director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the negotiation, execution or performance of this Agreement, any agreement or document contemplated hereby or delivered in connection herewith, or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising at or before or after the Effective Time, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. It is understood and agreed that the Company shall indemnify and hold harmless, and for a period of six (6) years after the Effective Time, the Surviving Corporation and Parent shall indemnify and hold harmless, as and to the fullest extent permitted by applicable law, each Indemnified Party against any and all losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, demand, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising at or before or after the Effective Time), (A) the Company and, after the Effective Time, the Surviving Corporation and Parent shall promptly pay expenses in advance of the final disposition of any such threatened or actual claim, action suit, demand, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable law, (B) the Indemnified Parties may retain counsel satisfactory to them, and the Company, Parent and the Surviving Corporation shall pay all fees and expenses of such counsel for the Indemnified Parties within thirty (30) days after statements therefor are received, and (C) the Company and, after the Effective Time, Parent and the Surviving Corporation will use their respective reasonable best efforts to assist in the vigorous defense of any such matter; provided, however, the Indemnified Party shall undertake in writing to repay any advances if it shall ultimately be determined that the Person is not entitled to indemnity; and provided further that none of the Company, the Surviving Corporation or Parent shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and provided further that the Company, the Surviving Corporation and Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification by such entities of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. In the event of a final and non-appealable determination by a court that any payment of expenses is prohibited by applicable law, the Indemnified Party shall promptly refund to Parent or Surviving Corporation, as the case may be, the amount of all such expenses theretofore advanced pursuant hereto. Any Indemnified Party wishing to claim indemnification under this Section 6.5, upon learning of any such threatened or actual claim, action, suit, demand, proceeding or investigation, shall promptly notify the Company and, after the Effective Time, the Surviving Corporation and Parent thereof; provided that the failure to so notify shall not affect the obligations of the Company, the Surviving Corporation and Parent except to the extent, if any, such failure to promptly notify materially prejudices such party.
     (b) Parent and MergerCo each agree that all rights to indemnification existing in favor of, and all limitations on the personal liability of, each Indemnified Party provided for in the respective charters or bylaws (or other applicable organizational documents) of the Company and the Company Subsidiaries or otherwise in effect as of the date hereof shall survive the Merger and continue in full force and effect for a period of six (6) years from the Effective Time and, at the Effective Time, shall become the joint and several obligations of Parent, the Surviving Corporation and any applicable Company Subsidiary; provided, however, that all rights to indemnification in respect of any claims (each, a “Claim”) asserted or made within such period shall continue until the final disposition of such Claim. From and after the Effective Time, Parent and MergerCo each also agree to jointly and severally indemnify and hold harmless the present and former officers, trustees and directors of the Company and the Company Subsidiaries in respect of acts or omissions occurring prior to the Effective Time to the extent provided in any written indemnification agreements between the Company and/or one or more Company Subsidiaries and such officers, trustees and directors as listed in Section 6.5(b) of the Company Disclosure Schedule.
     (c) Prior to the Effective Time, the Company shall purchase a non-cancelable extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s trustees and officers in the same form as presently maintained by the Company, which shall provide such trustees and officers with coverage for six (6) years following the Effective Time of not less than the existing coverage under, and have other terms not less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company; provided, however, that Parent shall not be required to maintain insurance coverage pursuant to this Section 6.5(c) at an annual cost to Parent or the Surviving Corporation in excess of 200% of the annual premiums for the Company’s current insurance policies. Parent shall, and shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor all obligations thereunder.
     (d) Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 6.5 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.5 applies without the consent of each such affected indemnitee. This Section 6.5 is intended for the irrevocable benefit of, and to grant third party beneficiary rights to, the Indemnified Parties and their respective heirs and shall be binding on all successors of Parent and the Surviving

Corporation. Each of the Indemnified Parties and their respective heirs shall be entitled to enforce the provisions of this Section 6.5.
     (e) In the event that, following the Effective Time, Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all of its properties and assets to any Person or (iii) commences a dissolution, liquidation, assignment for the benefit of creditors or similar action, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.5.
     6.6 Access to Information; Confidentiality.
     (a) Between the date hereof and the Effective Time, the Company shall, and shall cause each of the Company Subsidiaries to, (i) furnish Parent with such non-confidential financial and operating data and other non-confidential information with respect to the business, properties and personnel of the Company and the Company Subsidiaries as Parent may from time to time reasonably request, and (ii) subject to the terms of the Facility Leases, use its commercially reasonable efforts to facilitate reasonable access for Parent and its authorized representatives (including counsel, financial advisors and auditors) during normal business hours, and upon reasonable advance notice, to all Company Properties; provided, that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any of the representations or warranties made by the Company hereto and all such access shall be coordinated through the Company or its designated representatives, in accordance with such reasonable procedures as they may establish.
     (b) Prior to the Effective Time, Parent and MergerCo shall hold in confidence all such information on the terms and subject to the conditions contained in that certain confidentiality agreement between Parent and the Company dated as of July 27, 2006 (the “Confidentiality Agreement”).
     6.7 Public Announcements. The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by law or the applicable rules of any stock exchange or quotation system if the party issuing such press release or making such public statement has used its reasonable best efforts to consult with the other party and to obtain such party’s consent but has been unable to do so in a timely manner. In this regard, the parties shall make a joint public announcement of the Merger contemplated hereby no later than the opening of trading on the NYSE on the Business Day following the date on which this Agreement is signed.

     6.8 Employee Benefit Arrangements.
     (a) On and after the Closing, Parent shall, and shall cause the Surviving Corporation to, honor in accordance with their terms all employment agreements, severance agreements, retention bonus agreements and performance cash bonus agreements, and all bonus, retention and severance obligations, of the Company or any Company Subsidiary, all of which are listed in Section 6.8(a) of the Company Disclosure Schedule, except as may otherwise be agreed to by the parties thereto, and the Company or Parent shall pay on the Closing Date to the applicable officers and employees listed in said Section 6.8(a) of the Company Disclosure Schedule, any amounts with respect to such agreements and obligations that are payable by their terms on the Closing Date, upon consummation of the Merger, or the Effective Time. In addition, and subject to compliance with applicable law, on and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, honor all promissory note and security agreements listed in Section 6.8(a) of the Company Disclosure Schedule, except as may otherwise be agreed to by the parties thereto; provided, however, that Parent shall not, and shall cause the Surviving Corporation to not, materially modify such agreements.
     (b) Following the Effective Time, Parent shall cause the Surviving Corporation to provide the employees of the Company and the Company Subsidiaries who remain employed by Parent or the Parent Subsidiaries after the Effective Time (the “Company Employees”) with at least the types and levels of employee benefits (including contribution levels) maintained from time to time by Parent or the Surviving Corporation for similarly-situated employees of Parent or the Surviving Corporation. Parent represents and warrants that such employee benefits are similar in all material respects in the aggregate to the Employee Programs as in effect just prior to the Effective Time. Parent shall, and shall cause the Surviving Corporation to, treat, and cause the applicable benefit plans to treat, the service of Company Employees with the Company or the Company Subsidiaries (or their predecessor entities) attributable to any period before the Effective Time as service rendered to Parent or the Surviving Corporation for purposes of eligibility to participate, vesting and for other appropriate benefits, including, but not limited to, applicability of minimum waiting periods for participation. Without limiting the foregoing, Parent shall not, and shall cause the Surviving Corporation to not, treat any Company Employee as a “new” employee for purposes of any exclusions under any health or similar plan of Parent or the Surviving Corporation for a pre-existing medical condition, and any deductibles and co-pays paid under any of the Company’s or any of the Company Subsidiaries’ health plans shall be credited towards deductibles and co-pays under the health plans of Parent or the Surviving Corporation. Parent shall, and shall cause the Surviving Corporation, to use commercially reasonable efforts to make appropriate arrangements with its insurance carrier(s) to ensure such results.
     (c) After the Effective Time, Parent shall cause the Surviving Corporation to honor all obligations which accrued prior to the Effective Time under the Company’s annual cash bonus plans and long-term incentive plans, that in any such case, are listed in Section 6.8(c) of the Company Disclosure Schedule.

ARTICLE VII
Conditions to the Merger
     7.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver by consent of the other party, at or prior to the Effective Time, of each of the following conditions:
     (a) Shareholder Approval. The Company shall have obtained the Company Shareholder Approval.
     (b) Other Regulatory Approvals/Other Consents. All material approvals, authorizations and consents of any Governmental Entity or other Persons required to consummate the Merger shall have been obtained and remain in full force and effect, and all statutory waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated.
     (c) No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other Order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the Merger illegal, or (ii) otherwise prohibiting the consummation of the Merger; provided, however, that prior to a party asserting this condition such party shall have used its reasonable best efforts to prevent the entry of any such injunction or other Order and to appeal as promptly as possible any such injunction or other Order that may be entered.
     7.2 Conditions to Obligations of Parent and MergerCo. The obligations of Parent and MergerCo to effect the Merger are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent at or prior to the Effective Time:
     (a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct (determined without regard to any materiality or material adverse effect qualification contained in any representation or warranty) at and as of the Effective Time, as if made at and as of such time (except to the extent a representation or warranty is made as of a time other than the Effective Time, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company, dated as of the Closing Date, to the foregoing effect.
     (b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company, dated as of the Closing Date, to the foregoing effect.

     (c) Tax Opinion. Parent shall have received a tax opinion of Goodwin Procter LLP, dated as of the Closing Date, substantially in the form attached hereto as Exhibit C (such opinion shall be subject to customary assumptions, qualifications and representations, including representations made by the Company and the Company Subsidiaries in a certificate substantially in the form attached hereto as Exhibit D, with such changes or modifications from the language set forth in such opinion attached hereto as Exhibit C as may be deemed necessary or appropriate by Goodwin Procter LLP and as reasonably agreed to by Parent) opining that the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code for all taxable periods commencing with the Company’s taxable year ended December 31, 2003, through and including the Closing Date.
     (d) Absence of Material Adverse Change. There shall not have occurred an event, change or occurrence that, individually or in the aggregate, has had a Company Material Adverse Effect.
     7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction of the following conditions, any one or more of which may be waived by the Company at or prior to the Effective Time:
     (a) Representations and Warranties. Each of the representations and warranties of Parent and MergerCo contained in this Agreement shall be true and correct (determined without regard to any materiality or material adverse effect qualification contained in any representation or warranty) at and as of the Effective Time, as if made at and as of such time (except to the extent a representation or warranty is made as of a time other than the Effective Time, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent and MergerCo, dated the Closing Date, to the foregoing effect.
     (b) Performance of Obligations of Parent and MergerCo. Each of Parent and MergerCo shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent and MergerCo, dated as of the Closing Date, to the foregoing effect.
     (c) Financing. As of the Effective Time, Parent shall have funds sufficient to satisfy any and all of Parent’s or MergerCo’s obligations arising under or out of this Agreement, including without limitation, its obligations under Article II hereof.
ARTICLE VIII
Termination, Amendment and Waiver
     8.1 Termination. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the receipt of Company Shareholder Approval:

     (a) by the mutual written consent of Parent, MergerCo and the Company;
     (b) by either of the Company, on the one hand, or Parent or MergerCo, on the other hand, by written notice to the other:
     (i) if, upon a vote at a duly held meeting of holders of the Company Common Stock (or at any adjournment or postponement thereof), held to obtain the Company Shareholder Approval, the Company Shareholder Approval is not obtained;
     (ii) if any Governmental Entity of competent jurisdiction shall have issued an order, decree, judgment, injunction or taken any other action (which order, decree, judgment, injunction or other action the parties hereto shall have used their best efforts to lift), which permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, and such order, decree, judgment, injunction or other action shall have become final and non-appealable; or
     (iii) if the consummation of the Merger shall not have occurred on or before March 31, 2007 (the “Drop Dead Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to any party whose failure to comply with any provision of this Agreement in a material respect has been the proximate cause of, or resulted in, the failure of the Merger to occur on or before the Drop Dead Date.
     (c) by written notice from Parent to the Company, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) and such condition is incapable of being satisfied by the Drop Dead Date;
     (d) by written notice from the Company to Parent if Parent or MergerCo breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.3(a) or 7.3(b) and such condition is incapable of being satisfied by the Drop Dead Date;
     (e) by written notice from the Company to Parent, in connection with entering into a definitive agreement to effect a Superior Proposal in accordance with Section 6.4;
     (f) by written notice of Parent or MergerCo to the Company, if the Company Board shall (A) fail to include a recommendation in the Proxy Statement that the holders of the Company Common Stock vote to approve this Agreement, (B) withdraw or modify, in a manner material and adverse to Parent or MergerCo, such recommendation, or (C) recommend that the holders of the Company Common Stock accept or approve any Acquisition Proposal; or

     (g) by written notice from the Company to Parent in the event the Financing Letter is terminated or otherwise amended in a manner materially adverse to the Company.
     8.2 Effect of Termination.
     (a) Subject to the remainder of this Section 8.2 and to Section 8.3, in the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, MergerCo or the Company and their respective directors, trustees, officers, employees, partners, stockholders or shareholders and all rights and obligations of any party hereto shall cease, except for the agreements contained in Sections 6.6(b) (Confidentiality), 6.7 (Public Announcements), 8.2 (Effect of Termination), 8.3 (Fees and Expenses) and Article IX (General Provisions); provided, however, that nothing contained in this Section 8.2(a) shall relieve any party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.
     (b) If this Agreement is terminated by the Company pursuant to Section 8.1(e), or by Parent or MergerCo pursuant to Section 8.1(f), then the Company shall pay to Parent an amount in cash equal to $9,000,000 (the “Break-up Fee”). Payment of the Break-up Fee required by this Section 8.2(b) shall be payable by the Company to Parent by wire transfer of immediately available funds within three (3) Business Days after the date of such termination.
     (c) If this Agreement is terminated by Parent pursuant to Section 8.1(c), the Company shall pay to Parent a fee equal to $2,500,000; provided that if the Company shall enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement relating to the acquisition of the Company within twelve (12) months of Parent’s termination pursuant to Section 8.1(c), the Company shall pay to Parent an additional fee of $6,500,000.
     (d) If this Agreement is terminated by the Company pursuant to Section 8.1(g), then Parent shall pay the Break-up Fee to the Company, subject to the provisions of Section 8.4. Payment of the Break-up Fee required by this clause (d) shall be payable by Parent by wire transfer of immediately available funds within three (3) Business Days after the date of such termination.
     (e) If this Agreement is terminated by the Company pursuant to Section 8.1(d), then Parent shall pay to the Company an amount equal to all of its reasonable documented third party fees and expenses, up to a maximum of $2,500,000, incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including, without limitation, all fees, costs and expenses of agents, representatives, counsel and accountants. Payment of any amounts required by this clause (e) shall be payable by Parent by wire transfer of immediately available funds within three (3) Business Days after the date of such termination.

     (f) Notwithstanding anything to the contrary in this Agreement, Parent and MergerCo hereto expressly acknowledge and agree that, with respect to any termination of this Agreement pursuant to Section 8.1(e) or Section 8.1(f), in circumstances where the Break-up Fee is payable in accordance with Section 8.2(b) or any termination of this Agreement pursuant to Section 8.1(c) where a fee is payable pursuant to Section 8.2(c), the payment of the applicable fee shall constitute liquidated damages with respect to any claim for damages or any other claim which Parent or MergerCo would otherwise be entitled to assert against the Company or any of the Company Subsidiaries or any of their respective assets, or against any of their respective trustees, directors, officers, employees, partners, managers, members or shareholders, with respect to this Agreement and the transactions contemplated hereby and shall constitute the sole and exclusive remedy available to Parent and MergerCo. The parties hereto expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any termination of this Agreement pursuant to Section 8.1(e) or Section 8.1(f) in circumstances where the Break-up Fee is payable in accordance with Section 8.2(b) or any termination of this Agreement pursuant to Section 8.1(c) where a fee is payable pursuant to Section 8.2(c), the rights to payment under Section 8.2(b) or Section 8.2(c), as applicable: (i) constitute a reasonable estimate of the damages that will be suffered by reason of any such proposed or actual termination of this Agreement pursuant to Section 8.1(e), Section 8.1(f) or Section 8.1(c), as applicable and (ii) shall be in full and complete satisfaction of any and all damages arising as a result of the foregoing. Except for nonpayment of the amounts set forth in Section 8.2(b) or Section 8.2(c), Parent and MergerCo hereby agree that, upon any termination of this Agreement pursuant to Section 8.1(e), Section 8.1(f) or Section 8.1(c), in circumstances where a fee is payable in accordance with Section 8.2(b) or Section 8.2(c), in no event shall Parent or MergerCo (i) seek to obtain any recovery or judgment against the Company or any of the Company Subsidiaries or any of their respective assets, or against any of their respective trustees, directors, officers, employees, partners, managers, members or shareholders, or (ii) be entitled to seek or obtain any other damages of any kind, including, without limitation, consequential, indirect or punitive damages.
     8.3 Fees and Expenses. Except as set forth in Section 8.2, whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including, without limitation, all fees, costs and expenses of agents, representatives, counsel and accountants shall be paid by the party incurring such fees, costs or expenses.
     8.4 Payment of Amount or Expense. The maximum amount that the Company can receive in its taxable year in which occurs the event giving rise to liability for the Break-up Fee pursuant to Section 8.2(b) or any fee pursuant to Section 8.2(c) (collectively, the “Section 8.2 Amount”) shall be the maximum amount that the Company can receive in that taxable year without failing the REIT Income Requirements (as defined below), determined as if the receipt of that amount does not constitute Qualifying Income (as defined below), as determined by the independent accountants of the Company (each such annual amount, the “Annual Payment Amount”). If the Annual Payment Amount (as determined by the independent accountants of the Company) for the taxable year in which the Section 8.2 Amount first becomes owed is less than the Section 8.2 Amount, Parent shall pay only the Annual Payment Amount in that taxable year, and any excess portion of the Section 8.2 Amount shall be payable in subsequent taxable years only to the extent provided below. The Company shall send a letter to Parent during each subsequent taxable year indicating the portion of the unpaid Section 8.2 Amount that Parent shall pay to the Company in that taxable year, which amount shall be the Annual Payment Amount for that taxable year set forth in a letter from the Company’s independent accountants. Subject to satisfaction of the conditions set forth in the immediately preceding sentence, there is no limitation on the number of payments that can be made from Parent to the Company prior to the sixth anniversary of the date of this Agreement. In no event shall the Company be entitled to receive from Parent in any taxable year any portion of the Section 8.2 Amount in excess of the Annual Payment Amount (as determined by the independent accountants of the Company) for that taxable year. The obligation of Parent to pay any unpaid portion of the Section 8.2 Amount shall terminate six years from the date of this Agreement. Income is “Qualifying Income” if it is described in any subparagraph of Section 856(c)(2) of the Code and in any subparagraph of Section 856(c)(3) of the Code. The “REIT Income Requirements” are the requirements imposed by Section 856(c)(2) and (3) on the income that an entity can receive and qualify as a REIT for purposes of the Code. The remainder of this Section 8.4 notwithstanding, Parent shall pay the Company any unpaid portion of the Section 8.2 Amount at any time prior to six years from the date of this Agreement if the Company delivers to Parent a copy of a letter from outside counsel which states that the Company has received a private letter ruling from the IRS which holds that its receipt of a payment of the Section 8.2 Amount constitutes Qualifying Income or is excludible from gross income for purposes of the REIT Income Requirements.
     8.5 Amendment. This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto at any time before or after any approval hereof by holders of the Company Common Stock; provided, however, that after any such approval, no amendment shall be made which by law requires further approval by such shareholders without obtaining such approval.
     8.6 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other parties with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
ARTICLE IX
General Provisions
     9.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile (providing confirmation of transmission) or sent by prepaid overnight carrier (providing proof of delivery) to the parties at the following addresses or facsimile numbers (or at such other addresses or facsimile numbers as shall be specified by the parties by like notice):
(a) if to Parent or MergerCo:
THE GEO GROUP, INC.
621 NW 53rd Street, Suite 700
Boca Raton, FL 33487
Attention: John J. Bulfin
Facsimile: (561) 999-7647
with a copy to:
Akerman Senterfitt
One Southeast Third Avenue, Suite 2800
Miami, FL 33131
Attention: Jose Gordo, Esq.
Facsimile: (305) 374-5095
(b) if to the Company:
CENTRACORE PROPERTIES TRUST
11376 Jog Road, Suite 101
Palm Beach Gardens, FL 33418
Attention: Charles R. Jones
Facsimile: (561) 630-6311
with a copy to:
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109
Attention: Gilbert G. Menna, Esq.
                  Yoel Kranz, Esq.
Facsimile: (617) 523-1231
     9.2 Certain Definitions. For purposes of this Agreement, the term:
     “Acquisition Proposal” shall mean any proposal or offer for any (a) merger, consolidation or similar business combination transaction involving the Company or any Significant Subsidiary of the Company (as defined in Rule 1-02 of Regulation S-X), (b) sale or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange or any similar transaction), of any assets of the Company or the Company Subsidiaries representing 30% or more of the consolidated assets of the Company and the Company Subsidiaries, (c) issue, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 30% or more of the votes associated with the outstanding securities of the Company, (d) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 30% or more of the outstanding shares of Company Common Stock, (e) recapitalization, restructuring, liquidation, dissolution, or other similar type of transaction with respect to the Company or (f) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include the Merger or the other transactions contemplated by this Agreement.
     “Affiliate” of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.
     “Business Day” shall mean any day other than (a) a Saturday or Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by law to be closed.
     “Company Environmental Reports” means any Phase I and Phase II Environmental Site Assessments commissioned by the Company to assess the environmental condition of any of the Company Properties.
     “Company Material Adverse Effect” means, with respect to the Company, an effect, event or change which has a material adverse effect on the assets, results of operations, or financial condition of the Company and the Company Subsidiaries on a consolidated basis taken as a whole, other than effects, events or changes arising out of or resulting from (a) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, (b) changes in general legal, regulatory, political, economic or business conditions or changes in generally accepted accounting principles that, in each case, generally affect industries in which the Company and the Company Subsidiaries conduct business, (c) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with tenants, lenders, partners or employees, (d) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (e) earthquakes, hurricanes or other natural disasters or (f) any decline in the market price, or change in trading volume, of the capital stock of the Company or any failure to meet publicly announced revenue or earnings projections.
     “Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document (including, in each case, all amendments, modifications and supplements thereto) to which any Person is a party or that is binding on any Person or its capital stock, assets or business.
     “Default” means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, beyond any applicable grace or cure period, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any liability under, any Contract, Law, Order, or Permit.
     “Environment” means soil, sediment, surface or subsurface strata, surface water, ground water, ambient air and any biota living in or on such media.
     “Environmental Laws” means any federal, state or local statute, law, ordinance, regulation, rule, code, or binding order, including any judicial or administrative order, consent decree, judgment, injunction, permit or authorization, in each case having the force and effect of law, relating to the pollution, protection, or restoration of the Environment, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, releasee or discharge of Hazardous Materials.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means of the Company if it would have ever been considered a single employer with the Company under ERISA Section 4001(b) or part of the same “controlled group” as the Company for purposes of ERISA Section 302(d)(8)(C).
     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
     “GAAP” means generally accepted accounting principles as applied in the United States.
     “Hazardous Materials” means any contaminant, pollutant, toxic substance, toxic waste, toxic material, hazardous substance, hazardous waste, or hazardous material, as any of the foregoing may be defined, identified, or regulated under applicable Environmental Laws, and including, without limitation, crude oil, petroleum products or any fraction thereof; radioactive materials, including source, byproduct or special nuclear materials; asbestos or asbestos-containing materials; chlorinated fluorocarbons; and radon.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.
     “Indebtedness” shall mean, with respect to any Person, without duplication, (A) all indebtedness of such Person for borrowed money, whether secured or unsecured, (B) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (C) all capitalized lease obligations of such Person, (D) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof) and (E) all guarantees of such Person of any such Indebtedness of any other Person.
     “IRS” means the United States Internal Revenue Service.

     “Material Contracts” shall mean with respect to any Person: (a) all contracts, agreements or understandings with a customer of such Person or its Subsidiaries in the last fiscal year where such customer contracts, agreements or understandings in the aggregate account for more than 5% of such Person’s annual revenues; (b) all acquisition, merger, asset purchase or sale agreements entered into by such Person or its Subsidiaries in the last two fiscal years with a transaction value in excess of 5% of such Person’s consolidated annual revenues; and (c) any other agreements within the meaning set forth in Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations.
     “NYSE” means the New York Stock Exchange.
     “Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Governmental Entity.
     “Parent Material Adverse Effect” means, with respect to Parent or MergerCo, an effect, event or change which materially adversely affects the ability of Parent or MergerCo to perform their obligations hereunder or to consummate the Merger and other transactions contemplated hereby.
     “Permit” means any federal, state, local, and foreign governmental approval, consent, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, assets, or business.
     “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).
     “SEC” means the Securities and Exchange Commission.
     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
     “Subsidiary” means any corporation more than 50% of whose outstanding voting securities, or any partnership, limited liability company, joint venture or other entity more than 50% of whose total equity interest, is directly or indirectly owned by Parent or the Company, as the case may be.
     “Superior Proposal” means a bona fide written Acquisition Proposal which is binding on the offeror and not solicited by or on behalf of the Company, any Company Subsidiary or any of their respective Affiliates (or any of their respective officers, directors, trustees, employees or representatives) made by a third party (i) on terms which the Company Board reasonably determines in good faith, after consultation with an independent nationally recognized investment bank and legal counsel, to be more favorable from a financial point of view to the Company and its stockholders (in their capacity as such) than the transactions contemplated hereby, taking into account all amendments to this Agreement proposed by Parent; (ii) for which financing, to the extent required, is then firmly committed; and (iii) which, in the good faith reasonable judgment of the Company Board, is reasonably likely to be consummated on the timetable and terms proposed; provided that for purposes of this definition the references in the definition of Acquisition Proposal to “10%” shall be deemed to be references to “50%.”
     “Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.
     “Taxes” means any and all taxes and similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, net worth, excise, withholding, ad valorem, stamp, transfer, value added or gains taxes and similar charges.
     9.3 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble

“Alternative Articles of Merger”	Section 2.5

“Alternative Certificate of Merger”	Section 2.5

“Alternative Merger”	Section 2.5

“Alternative Merger Effective Time”	Section 2.5

“Amended Charter”	Section 1.2(b)

“Annual Payment Amount”	Section 8.4

“Articles of Merger”	Section 1.3

“Break-up Fee”	Section 8.2(b)

“Certificate of Merger”	Section 1.3

“Certificate”	Section 2.1(d)

“Claim”	Section 6.5(b)

“Closing Date”	Section 1.4

“Closing”	Section 1.4

“Code”	Recitals

“Commitment”	Section 3.9

“Company Board”	Recitals

“Company Common Stock”	Section 2.1(b)

“Company Disclosure Schedule”	ARTICLE III

“Company Employees”	Section 6.8(b)

“Company Preferred Stock”	Section 3.3(a)

“Company Properties”	Section 3.11(a)

“Company Recommendation”	Section 6.1(c)

“Company SEC Reports”	Section 3.7

“Company Shareholder Approval”	Section 6.1(b)

“Company Shareholders Meeting”	Section 6.1(c)

“Company Equity Award Plans”	Section 2.1(e)

“Company Stock Options”	Section 2.1(e)

“Company Subsidiaries”	Section 3.1(b)

“Company”	Preamble

“Confidentiality Agreement”	Section 6.6(b)

“Construction Projects”	Section 3.11(i)

“DGCL”	Recitals

“Drop Dead Date”	Section 8.1(b)

“DSOS”	Section 1.3

“Effective Time”	Section 1.3

“Employee Programs”	Section 3.13(a)

“Encumbrances”	Section 3.11(a)

“Environmental Claims”	Section 3.12(c)

“Exchange Fund”	Section 2.2(a)

“Excluded Shares”	Section 2.1(b)

“Facility Lease”	Section 3.11(f)

“Financing Letter”	Section 4.5(b)

“Governmental Entity”	Section 3.6

“Ground Lease”	Section 3.11(b)

“Indemnified Parties”	Section 6.5(a)

“Internal Controls”	Section 3.7(b)

“Laws”	Section 3.6

“Merger Consideration”	Section 2.1(c)

“Merger”	Recitals

“MergerCo”	Preamble

“MGCL”	Recitals

“MSDAT”	Section 1.3

“Office Space”	Section 3.11

“Option Merger Consideration”	Section 2.1(e)

“Other Filings”	Section 6.2

“Parent”	Preamble

“Partnership Units”	Section 3.3(h)

“Partnership”	Section 3.3(h)

“Paying Agent”	Section 2.2(a)

“Proxy Statement”	Section 6.1(a)

“Qualifying Income”	Section 8.4

“REIT”	Section 3.10

“REIT Income Requirements”	Section 8.4

“Section 8.2 Amount”	Section 8.4

“Securities Laws”	Section 3.7

“Surviving Corporation”	Section 1.1

“Tax Protection Agreement”	Section 3.18(d)

“Third Party”	Section 6.4(a)
     9.4 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise.
     9.5 Non-Survival of Representations, Warranties, Covenants and Agreements. Except for Articles I and II, Sections 6.5 and 6.8 and any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time (a) none of the representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time and (b) thereafter there shall be no liability on the part of any of Parent, MergerCo or the Company or any of their respective officers, directors, trustees, stockholders or shareholders in respect thereof. Except as expressly set forth in this Agreement, there are no representations or warranties of any party hereto, express or implied.
     9.6 Miscellaneous. This Agreement (a) constitutes, together with the Confidentiality Agreement and the Company Disclosure Schedule, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (b) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and is not intended to confer upon any other Person (except as set forth below) any rights or remedies hereunder and (c) may be executed in two or more counterparts which together shall constitute a single agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the federal and state courts located in Florida, this being in addition to any other remedy to which they are entitled at law or in equity.
     9.7 Assignment; Benefit. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Notwithstanding anything contained in this Agreement to the contrary (except for the provisions of Sections 6.5 and 6.8 hereof which shall inure to the benefit of the Persons or entities benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein), nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.
     9.8 Severability. If any provision of this Agreement, or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.
     9.9 Choice of Law/Consent to Jurisdiction.
     (a) All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Maryland without regard to its rules of conflict of laws.
     (b) Each of the Company, Parent and MergerCo hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the State of Maryland or any court of the United States located in the State of Maryland for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in such court and agrees not to plead or claim in such court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the State of Maryland, to appoint and maintain an agent in the State of Maryland as such party’s agent for acceptance of legal process, and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the State of Maryland. For purposes of implementing the parties’ agreement to appoint and maintain an agent for service of process in the State of Maryland, each of Parent and MergerCo does hereby appoint CorpDirect Agents, Inc., 516 North Charles Street, 5th Floor, Baltimore, MD 21201, as such agent, and the Company does hereby appoint Corporation Service Company, 11 E. Chase St., Baltimore, MD 21202, as such agent.
     9.10 Waiver. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.
     9.11 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Facsimile transmission of any signed original document shall be deemed the same as delivery of an original. At the request of any party, the parties will confirm facsimile transmission by signing a duplicate original document.
[Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE GEO GROUP, INC.
By:	/s/ George C. Zoley
	Name:	George C. Zoley
	Title:	Chairman and Chief Executive Officer

S-1

GEO ACQUISITION II, INC.
By:	/s/ George C. Zoley
	Name:	George C. Zoley
	Title:	President

S-2

CENTRACORE PROPERTIES TRUST
By:	/s/ Charles R. Jones
	Name:	Charles R. Jones
	Title:	President and Chief Executive Officer

S-3